Exhibit (a)(9)

Confirmation of Election – Option Exchange Program

Attached is a confirmation of your election under i2’s Option Exchange Program. Please keep this confirmation as a record of your election.

REMINDER: You can change your election at any time up through 11:59 p.m. Central Daylight Time on May 31, 2006, unless you have been notified that the date has been extended by i2.

If you change your election, you will receive another email confirmation acknowledging your new election choice. i2 will rely on the most recently completed election.

If you have any questions or problems, please contact our Stock Plan Administrator at (469) 357-3444 or send us an email to OptionExchange@i2.com.